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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Broadview Institute, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
111381109
(CUSIP Number)
David C. Grorud, Esq.
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	111381109

1	NAMES OF REPORTING PERSONS Roger C. Kuhl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,458,750

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,458,750

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,458,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.9%

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer.
This Schedule 13D relates to Common Stock, $.01 par value (the “Common Stock”), of Broadview Institute, Inc., a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 8089 Globe Drive, Woodbury, Minnesota, 55125.
Item 2. Identity and Background.
(a)	Name: Roger C. Kuhl (“Reporting Person”).

(b)	Residence or business address: 15028 — 64th Avenue North, Maple Grove, MN 55311.

(c)	Principal occupation: Director of Marketing for Globe University/Minnesota School of Business

(d)	Criminal proceedings: None

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
On July 1, 2005, Roger C. Kuhl (“Kuhl”) entered into a Stock Exchange Agreement (the “Exchange Agreement”) among the Company, C Square Education Enterprises (“C Square”), which is a Utah corporation doing business as Utah Career College, a for-profit post-secondary institution, in West Jordan, Utah, Terry L. Myhre and two trusts established by Norman H. Winer (the “Winer Trusts”). Messrs. Kuhl and Myhre and the Winer Trusts (collectively, the “Sellers”) were the owners of 100% of the issued and outstanding common stock of C Square. Pursuant to the Exchange Agreement, at the Closing thereunder (which also occurred on July 1, 2005), Mr. Kuhl transferred all of his shares of C Square common stock to the Company in exchange for one million four hundred fifty eight thousand seven hundred fifty (1,458,750) shares of the Company’s Common Stock. The Exchange Agreement is an Exhibit hereto and is incorporated herein by reference. The foregoing description of the Exchange Agreement is qualified in its entirety by reference thereto.
The foregoing acquisition was reported by the Reporting Person on a Schedule 13G filed on July 11, 2005. On December 29, 2008, Mr. Kuhl became a member of the Company’s Board of Directors and in connection therewith is hereby filing to report his ownership in the Company on Schedule 13D rather than continuing his use of Schedule 13G.

Item 4. Purpose of Transaction.
The shares of the Issuer’s common stock were acquired by the Reporting Person for investment purposes. The Reporting Person is a director of the Company. In his capacity as a director of the Company, the Reporting Person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D and may, at any time and from time to time, review, reconsider and discuss with the Company or others his positions with respect to the Company which could thereafter result in the adoption of such plans and proposals. The Reporting Person may make additional purchases of the Company’s Common Stock either in the open market or in private transactions, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Company’s Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investments in the Company’s Common Stock.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person beneficially owns 1,458,750 shares of Common Stock of the Company, representing 17.9% of the shares of Common Stock outstanding.
(b) The Reporting Person has sole voting and dispositive power over all of the common stock currently owned by him.
(c) Not Applicable.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 3 for a description of the Exchange Agreement.
Item 7. Material to be Filed as Exhibits.
Exhibit 1: Stock Exchange Agreement dated July 1, 2005 — incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed July 8, 2005.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 20, 2009

/s/ Roger C. Kuhl
Roger C. Kuhl

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